TrueGen Health, Inc.



ANNUAL REPORT

932 S BRUNER ST

HINSDALE, IL 60521

(630) 803-4770

https://www.addyourlabs.io/

This Annual Report is dated April 28, 2023.

BUSINESS

TrueGen Health, Inc. has developed cloud-based software for medical testing laboratories. The software is used to manage the operations of both the lab and non-lab processes.

Medical labs are a critical part of our healthcare. Lab tests inform 70% of all medical decisions. Medical labs were at the forefront in the fight against the COVID-19 pandemic. But they suffer from a severe shortage of qualified workers.

Our software helps eliminate the need for more people by automating manual business processes and integrating them with other software systems. The goal of our software is to deliver a more seamless workflow that requires less human intervention. The benefit is higher quality, processing more tests, lower costs, and greater profitability.

TrueGen Health, Inc. dba Add Your Labs was initially organized as Adamo Diagnostics, LLC, an Illinois limited liability company on April 22, 2020, and converted to a Delaware corporation on December 1, 2021.

Previous Offerings

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $1.00
Number of Securities Sold: 1,000
Use of proceeds: Founding of the company, Product development and commercialization
Date: December 01, 2021
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE
Final amount sold: $150,000.00
Use of proceeds: Sales marketing (50%), R&D (30%), and G&A (20%)
Date: November 17, 2022
Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2020 was $117,588 compared to $220,483 in fiscal year 2021. The company was only operating for approximately 8 months in 2020 and a full 12 months in 2021.

Cost of sales

Cost of Sales for fiscal year 2020 was $56,711 compared to $52,996 fiscal year 2021. There was a slight decrease in the cost of sales from 2020 to 2021 even after just 8 months of operations in 2020. We were able to control and decrease much of our costs in 2021 by learning and implementing several efficiencies.

Gross margins

Gross margins for fiscal year 2020 were $60,876 compared to $167,486 in fiscal year 2021.

The decrease in COGS decreased significantly from 2020 to 2021 because we were more focused on the software sales vs. other testing services we provided in 2020. Also, our revenue increased in 2021 due to being in operations for a full 12 months. For these two reasons, our gross margins improved significantly from 2020 to 2021.

Expenses

Expenses for fiscal year 2020 were $92,976 compared to $187,151 in fiscal year 2021.

There was a significant increase in expenses from 2020 to 2021 due to a full 12 months in operation in 2021, compared to just 8 months of operations in 2020. Additionally, much of our product development amortization was reported in 2021. Lastly, we hired contractors in 2021 which also added to the increase in expenses.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we have had over 18 months of commercial and revenue with our first product in the market, and are increasing our customer base which should drive additional revenue. Past cash was primarily generated through sales. Our goal is to hit $1 million in sales and >80% gross profit in 2023.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $58,944.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Left Turn, LLC
Amount Owed: $35,000.00
Interest Rate: 8.0%
Maturity Date: May 30, 2023

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Frank Adamo
Frank Adamo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: Director and CEO
Dates of Service: December, 2021 - Present
Responsibilities: Overall management, strategic direction, and execution. Frank Adamo presently does not receive a salary and holds 3,460,000 shares of Class A Common Stock.

Position: President
Dates of Service: December, 2021 - Present
Responsibilities: Operational lead

Position: Secretary

Dates of Service: December, 2021 - Present
Responsibilities: Keeps corporate records and prepares minutes of the board meetings as well as shareholder meetings

Position: Treasurer
Dates of Service: December, 2021 - Present
Responsibilities: Manage or oversee the management of the financial affairs of the organization,

Position: Chair of Board
Dates of Service: December, 2021 - Present
Responsibilities: Maintains focus on what is best for the company or organization.

Other business experience in the past three years:
Employer: MyGenetics, LLC (dba Visible Genomics)
Title: Founder and CEO
Dates of Service: December, 2017 - April, 2021
Responsibilities: Executive management

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock
Stockholder Name: Frank Adamo
Amount and nature of Beneficial ownership: 1,986,040
Percent of class: 56.744

RELATED PARTY TRANSACTIONS

Name of Entity: Vicki Nardo
Relationship to Company: Family member
Nature / amount of interest in the transaction: Vicki Nardo invested in equity in the company in the amount of $10,000.
Material Terms: Equity investment terms of $10,000 were standard terms that all initial investors received according to the company's bylaws.

OUR SECURITIES

The company has authorized Class A Common Stock, Class B Common Stock, and Simple Agreements for Future Equity (SAFEs) . As part of the Regulation Crowdfunding raise, the Company will be offering up to 62,000 of Class B Common Stock.

Class A Common Stock
The amount of security authorized is 3,500,000 with a total of 3,500,000 outstanding.
Voting Rights
1 vote per share.

Material Rights
The total number of shares outstanding on a fully diluted basis, 3,500,000 shares, includes 3,500,000 shares of Class A Common Stock and does not include any issued or unissued options.

* Please see the Company's Certificate of Amendment of Certificate of Incorporation attached as Exhibit F to the Form C filing.

Class B Common Stock
The amount of security authorized is 1,500,000 with a total of 0 outstanding.
Voting Rights
There are no voting rights associated with Class B Common Stock.
Material Rights
The total number of shares outstanding on a fully diluted basis, 3,500,000 shares, includes 3,500,000 shares of Class A Common Stock and does not include any issued or unissued options.

* Please see the Company's Certificate of Amendment of Certificate of Incorporation attached as Exhibit F to the Form C filing.

Simple Agreements for Future Equity (SAFEs)
The security will convert into Preferred stock and the terms of the Simple Agreements for Future Equity (SAFEs) are outlined below:
Amount outstanding: $150,000.00
Maturity Date: May 31, 2023
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: $4,000,000.00
Conversion Trigger: The Company receives gross proceeds of at least $500,000
Material Rights
There are no material rights associated with Simple Agreements for Future Equity (SAFEs) .

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Class B Common Stock in the amount of up to $250,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. Minority Holder; Securities with No Voting Rights The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits TrueGen Health, Inc. (dba 'Add Your Labs') was formed on December 01, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. TrueGen Health, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that TrueGen Health, Inc. (dba 'Add Your Labs') is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on TrueGen Health, Inc. (dba 'Add Your Labs') or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on TrueGen Health, Inc. (dba 'Add Your Labs') could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and

Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2023.

TrueGen Health, Inc.

By /s/ *Frank Adamo*

    Name: <u>TrueGen Health, Inc (dba Add Your Labs)</u>

    Title: Founder and CEO

Exhibit A

FINANCIAL STATEMENTS

I, Frank Adamo (Print Name), the CEO, President, Treasurer (Principal Executive Officers) of TrueGen Health, Inc.(Company Name), hereby certify that the financial statements of TrueGen Health, Inc. (Company Name) and notes thereto for the periods ending December 31, 2021 (first Fiscal Year End of Review) and December 31, 2022 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $109.502; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 21, 2023 (Date of Execution).

_____*Frank Adamo*_____ (Signature)

Founder, CEO, President (Title)

April 21, 2023 (Date)

Adamo Diagnostics, LLC

Profit and Loss

January - December 2022

	TOTAL
Income	
Sales	109,501.79
Total Income	**$109,501.79**
Cost of Goods Sold	
Contractors	46,687.98
Cost of Goods Sold	45,302.04
Total Cost of Goods Sold	**$91,990.02**
GROSS PROFIT	**$17,511.77**
Expenses	
Advertising & Marketing	23,188.08
Amortization	63,731.25
Bank Charges & Fees	1,931.47
Car & Truck	686.21
Dues and Subscriptions	130.68
Insurance	15,590.88
Interest Paid	2,878.99
Interest Paid - Left Turn, LLC LOC	2,040.38
Legal & Professional Services	15,550.49
Meals & Entertainment	3,039.16
Office Supplies & Software	10,161.91
Outside Services	8,841.72
Utilities	1,237.30
Website Fees	1,389.11
Total Expenses	**$150,397.63**
NET OPERATING INCOME	**$ -132,885.86**
NET INCOME	**$ -132,885.86**

Adamo Diagnostics, LLC

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-132,885.86
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Loans to Partners	3.00
Accumulated Amortization of Other Assets	63,731.25
Accounts Payable (A/P)	0.00
American Express (1007)	-2,623.91
Capital One (9980)	-786.67
Discover CC (7023)	-270.44
Jeffrey Lesniewicz	0.00
Due to/from TruGen	39,107.64
Line of Credit	1,237.93
Line of Credit - Left Turn, LLC	36,264.19
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	136,662.99
Net cash provided by operating activities	$3,777.13
INVESTING ACTIVITIES	
Application Development	-4,547.92
Net cash provided by investing activities	$ -4,547.92
NET CASH INCREASE FOR PERIOD	$ -770.79
Cash at beginning of period	771.39
CASH AT END OF PERIOD	$0.60

Adamo Diagnostics, LLC

Balance Sheet

As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Chase Checking (9853)	0.60	771.39
Total Bank Accounts	**$0.60**	**$771.39**
Other Current Assets		
Due to/from TruGen	-16,475.80	
Loans to Partners	5,561.11	3.00
Total Other Current Assets	**$ -10,914.69**	**$3.00**
Total Current Assets	**$ -10,914.09**	**$774.39**
Other Assets		
Accumulated Amortization of Other Assets	-134,019.50	-70,288.25
Application Development	322,822.09	318,274.17
Total Other Assets	**$188,802.59**	**$247,985.92**
TOTAL ASSETS	**$177,888.50**	**$248,760.31**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
American Express (1007)	85.35	2,709.26
Capital One (9980)	1,083.82	1,870.49
Discover CC (7023)	8,127.15	8,397.59
Jeffrey Lesniewicz	0.00	
Total Credit Cards	**$9,296.32**	**$12,977.34**
Other Current Liabilities		
Line of Credit	1,869.30	1,092.74
Line of Credit - Left Turn, LLC	34,223.81	
Total Other Current Liabilities	**$36,093.11**	**$1,092.74**
Total Current Liabilities	**$45,389.43**	**$14,070.08**
Total Liabilities	**$45,389.43**	**$14,070.08**
Equity		
Additional paid in capital	254,831.73	254,831.73
Distributions	0.00	0.00
Partner's Equity - FA	0.00	0.00
Partner's Equity - JL	0.00	0.00
Partner's Equity - PM	0.00	0.00
Partner's Equity - VN	0.00	0.00
Retained Earnings	-20,141.50	0.04

Adamo Diagnostics, LLC

Balance Sheet

As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)
Net Income	-102,191.16	-20,141.54
Total Equity	**$132,499.07**	**$234,690.23**
TOTAL LIABILITIES AND EQUITY	**$177,888.50**	**$248,760.31**

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock	10,000	0.01	-	-	1,000	-	1,000
Net income (loss)	-	-	-	-	-	-	-
December 31, 2021	10,000	$ 0	-	$ -	$ 1,000	$ -	$ 1,000
Issuance of founders stock	3,500,000	1,000					
Shares issued for cash	-	-	27,343	204,687	204,687	-	409,374
Net income (loss)	-	-	-	-	-	(1,297)	(1,297)
December 31, 2022	-	$ -	27,343	$ 204,687	$ 204,687	$ (1,297)	$ 408,077

NOTE 1 – NATURE OF OPERATIONS

TrueGen Health, Inc. (dba 'Add Your Labs') was formed on December 01, 2021 ("Inception") in the State of Delaware. The financial statements of TrueGen Health, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Hinsdale, IL.

TrueGen Health, Inc. has developed cloud-based software for medical testing laboratories. The software is used to manage the operations of both the lab and non-lab processes.

Medical labs are a critical part of our healthcare. Lab tests inform 70% of all medical decisions. Medical labs were at the forefront in the fight against the COVID-19 pandemic. But they suffer from a severe shortage of qualified workers.

Our software helps eliminate the need for more people by automating manual business processes and integrating them with other software systems. The goal of our software is to deliver a more seamless workflow that requires less human intervention. The benefit is higher quality, processing more tests, lower costs, and greater profitability.
TrueGen Health, Inc. dba Add Your Labs was initially organized as Adamo Diagnostics, LLC, an Illinois limited liability company on April 22, 2020, and converted to a Delaware corporation on December 1, 2021.

Source:
https://www.cdc.gov/csels/dls/strengthening-clinical-labs.html
https://www.forbes.com/sites/judystone/2022/04/28/were-facing-a-critical-shortage-of-medical-laboratory-professionals/?sh=ae79842260c2

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 to 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from selling subscription fees for access to TrueGen Health, Inc. software when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
Line of Credit from FundBox: $1,869.30
Line of Credit from Left Turn, LLC: $34,223.81

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 1,500,000 shares of our common stock with par value of $0.01. As of December 27, 2022 the company has currently issued 1,500,000 shares of our common stock.

We have authorized the issuance of 3,500,000 shares of our preferred stock with par value of $0.01. As of December 27, 2022 the company has currently issued 3,500,000 shares of our preferred stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Name of Entity: Vicki Nardo
Relationship to Company: Sibling of Founder Frank Adamo
Nature/amount of interest in transaction: Vicki Nardo invested in equity in the company in the amount of $10,000.
Material Terms: Equity investment terms of $10,0000 were standard terms that all initial investors received according to the company's bylaws.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through April 21, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

TRUEGEN

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUS COMPLETE CHK (0955) - 1	58,172.34
Total Bank Accounts	**$58,172.34**
Other Current Assets	
Due From Adamo Labs	39,107.64
Total Other Current Assets	**$39,107.64**
Total Current Assets	**$97,279.98**
TOTAL ASSETS	**$97,279.98**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Common Stock - Class B Crowd Funding	26,341.48
Common Stock - JumpStart Class B	100,000.00
Retained Earnings	
Net Income	-29,061.50
Total Equity	**$97,279.98**
TOTAL LIABILITIES AND EQUITY	**$97,279.98**

TRUEGEN

Profit and Loss

January - December 2022

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
General business expenses	
Bank fees & service charges	45.00
Total General business expenses	**45.00**
Legal & accounting services	
Accounting fees	992.00
Total Legal & accounting services	**992.00**
Office expenses	
Software & apps	260.00
Total Office expenses	**260.00**
Total Expenses	**$1,297.00**
NET OPERATING INCOME	**$ -1,297.00**
NET INCOME	**$ -1,297.00**

TRUEGEN

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,297.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due From Adamo Labs	-39,107.64
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-39,107.64**
Net cash provided by operating activities	**$ -40,404.64**
INVESTING ACTIVITIES	
Organizational Costs	-106,109.99
Net cash provided by investing activities	**$ -106,109.99**
FINANCING ACTIVITIES	
Common Stock - Class B Crowd Funding	54,686.97
Common Stock - JumpStart Class B	150,000.00
Net cash provided by financing activities	**$204,686.97**
NET CASH INCREASE FOR PERIOD	**$58,172.34**
CASH AT END OF PERIOD	**$58,172.34**

CERTIFICATION

I, Frank Adamo, Principal Executive Officer of TrueGen Health, Inc., hereby certify that the financial statements of TrueGen Health, Inc. included in this Report are true and complete in all material respects.

Frank Adamo

Founder and CEO